THE GNS GROUP INC.
4017 Colby Avenue
Everett, Washington 98201
(866) 376-9975

September 22, 2009

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	The GNS Group Inc.
Form S-1 Registration Statement
Registration No. 333-152310

Ladies and Gentlemen:

     Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, The GNS Group Inc. (the “Company”) hereby requests that its Form S-1 Registration Statement filed with the SEC on July 14, 2008 be withdrawn.

     The Form S-1 Registration Statement is being withdrawn because the Company does not have sufficient money to continue to retain its auditor. The Company does not contemplate a public offering of its securities now or in the future.

     The Company confirms that no securities have been offered, sold or issued by it in connection with the proposed public offering.

Yours truly,

THE GNS GROUP INC.

BY:	ANTOINE JARJOUR
Antoine Jarjour, Principal Executive Officer

AJ: jtb

cc: The Law Office of Conrad C. Lysiak, P.S.